PINE VALLEY MINING COMPLETES NEGOTIATIONS FOR SALE OF INITIAL 655,000 TONNES IN CURRENT YEAR
CONTRACTS

VANCOUVER, BRITISH COLUMBIA, May 12, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) announced today that it has concluded sales negotiations for the sale of 655,000 tonnes of coal for the period April 1 2005 to March 31, 2006 with its Asian customer base. The sales are primarily of pulverized coal injection (“PCI”) product, with a small volume of coking coal sales which are scheduled to begin later in the year. The weighted average price for the coal to be sold under these contracts is in excess of US$103 per tonne. The Company is presently completing the formal documentation for these sales.

The initial 655,000 tonnes to be delivered in year ending March 2006 is part of a total 2,115,000 tonnes the Company has contracted to deliver to its Asian customer base over multi-year terms of up to five years. The coal is being sold under agreements typical for the industry including annual price negotiations.

Pine Valley is also continuing sales negotiations for delivery of coal into its other geographic markets for the balance of its planned PCI and coking coal production.

The Company anticipates producing approximately 1.20 million tonnes of PCI coal and 0.35 million tonnes of coking coal during the year beginning April 1, 2005. Sales for this year will include 243,000 tonnes of carry over tonnage at 2004 contracted pricing, in excess of US$52 per tonne, as a result of the late commencement of the coal handling facilities at Willow Creek and the lower than expected rail performance in the last quarter of the Company’s year ending 31 March 2005.

The Company has had detailed discussions with CN Rail regarding CN’s ability to perform pursuant to its contract with the Company and to deliver the rail capacity necessary to meet expected shipment volumes. CN has disclosed certain operating plans, including adding additional locomotives and additional sets of cars in order to meet the Company’s forecasted shipments pursuant to CN’s obligation under its rail agreement with the Company. CN has stated that it believes that based on these operating plans it will be able to move the forecasted tonnage.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada syik@pinevalleycoal.com	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada mrip@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.